UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to ____

Commission File Number 000-51934

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BioMimetic Therapeutics, Inc.

389 Nichol Mill Lane

Franklin, Tennessee 37067

REQUIRED INFORMATION

Financial Statements and Schedule.

The financial statements and schedule included herewith relating to the BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust (the “Plan”) were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act (“ERISA”) and are provided pursuant to Instruction 4 of Form 11-K.

Consent of Independent Registered Public Accounting Firm.

i

Special Note Regarding Forward Looking Statements

This Annual Report on Form 11-K, including but not limited to the statements of net assets available for benefits, the statements of changes in net assets available for benefits and the notes to the financial statements contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Statements in this Annual Report that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act.  Forward-looking statements convey our current expectations and forecasts of future events.  Forward-looking statements include statements regarding our future results of operations and financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations that are not historical facts.  The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “anticipate” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Any or all of our forward-looking statements may turn out to be inaccurate.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.  Forward-looking statements may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in the reports we file, from time to time, with the Securities and Exchange Commission.  In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances contained in this Annual Report may not occur as contemplated and actual results could differ materially from those anticipated or implied by the forward-looking statements.

You should read this Annual Report with the understanding that our actual future results may be materially different from what we expect.  We qualify all of the forward-looking statements in this Annual Report by these cautionary statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this Annual Report.  Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise and we don’t have a policy of doing so.  You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission after the date of this Annual Report.

ii

BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust

Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008

and for the year ended December 31, 2009

iii

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

       BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust:

We have audited the accompanying statements of net assets available for benefits of the BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of delinquent participant contributions for the year ended December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Lattimore, Black, Morgan & Cain, PC

Brentwood, Tennessee

June 29, 2010

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Assets:
Investments, at fair value (Note 4):
Money market funds	$ 49,337	$ 41,905
Mutual funds	-	612,421
Pooled separate accounts	1,071,576	-
Common stock of BioMimetic Therapeutics, Inc.	298,644	-
Participant loans	5,500	784
Total investments	1,425,057	655,110

Receivables:
Employer's contributions	174,135	277,391
Participants' contributions	7,302	12,634
Total receivables	181,437	290,025
Total assets	1,606,494	945,135

Liabilities:
Excess contributions payable	-	21,886
Net assets available for benefits	$ 1,606,494	$ 923,249

See accompanying notes to financial statements.

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2009

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$ 278,917
Interest	123
Total investment income	279,040

Contributions:
Employer - common stock	173,856
Employer - cash	279
Participants	350,592
Total contributions	524,727
Total additions to net assets	803,767

Deductions from net assets attributed to:
Benefits paid to participants	120,522
Total deductions from net assets	120,522
Net increase in net assets	683,245

Net assets available for benefits:
Beginning of year	923,249
End of year	$ 1,606,494

See accompanying notes to financial statements.

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS

1.  Description of the Plan

The following description of the BioMimetic Therapeutics, Inc. 401(k) Profit Sharing Plan & Trust (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Effective January 1, 2004, BioMimetic Therapeutics, Inc. (the “Company” or the “Plan Sponsor”) began sponsoring a defined contribution retirement 401(k) plan covering substantially all its employees fulfilling minimum age and service requirements.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”), as amended.  Effective April 1, 2009, the Plan was amended to allow participants to make contributions on an after-tax basis, “Roth-type.”

Contributions

Participation in the Plan is optional.  Participants who have completed three months of employment with the Company may elect to contribute to the Plan, on a pre-tax basis or after-tax basis, from 1% to 100% of their eligible compensation as defined by the Plan.  Contributions must be made in 1% increments.  Pre-tax contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the “Code”).  Participants may direct their contributions to any of the Plan’s available investment alternatives.

The Company provides matching contributions at the discretion of the board of directors of the Company, which generally consist of matching contributions in shares of the Company’s common stock valued at 100% of each participant’s 401(k) contributions, not to exceed 4% of the participant’s eligible compensation.  Company matching for fractional shares is made in cash.  The Company’s matching contributions, if approved, are generally awarded annually during the first quarter of each calendar year, and cover the previous calendar year just ended.  The Company provided such matching contributions to the Plan’s participants during the years ended December 31, 2009 and 2008 in shares of the Company’s common stock and in cash.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s matching contribution, (c) net earnings or losses associated with the participant’s investment elections, and (d) administrative expenses, as applicable.  Allocations are based on participant compensation or account balances as defined in the Plan agreement.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions, plus actual investment earnings or losses thereon.  The Company’s matching contributions, if awarded by the Company, plus actual investment earnings or losses thereon will become fully vested after a participant has completed his or her third year of service based on a graduation vesting schedule in the chart below.  Immediate vesting of the Company’s matching contributions is available to a participant who terminates employment due to death or disability.

Years of Service	Employer contributions vested percentage

Less than one year……………………………….	0%
One year…………………………………………	25%
Two years………………………………………..	50%
Three years………………………………………	100%

Participant Loans

Eligible participants may borrow from their Plan accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Eligible participants may have only one loan outstanding at any given time.  The loan terms require repayment of principal and interest amortized in level payments over a period not to exceed five years; however, the loan term may be extended beyond five years for the purchase of a primary residence.  The loans are secured by no more than ½ of the vested portion of the respective participant’s accounts and bear interest at a fixed rate of prime plus 1%, which ranged from 8.50% to 9.25% for the loans reported in the financial statements.  Principal and interest are paid through payroll deductions.  Unless the loan note provides otherwise, the principal amount of the loan and accrued interest will be immediately due and payable upon the participant’s termination of employment.

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. Description of the Plan (continued)

Forfeitures

Forfeitures of non-vested matching contributions are offset against future discretionary matching contributions or payment of Plan expenses.  Forfeitures at December 31, 2009 and 2008 were $22,142 and $0, respectively.  Accordingly, the 2009 Company match contribution has been reduced by $22,142 from forfeited non-vested accounts.

Payment of Benefits

Upon normal retirement at age 65, disability, death, or termination of service a participant may elect to receive a distribution of the vested value of the participant’s account in the form of full or partial lump sum payments.  If the value of a participant’s vested balance does not exceed $5,000, the distribution may be automatically made.  The Plan also has provisions for distributions from all vested accounts after a participant has reached age 59 ½ as well as provisions for withdrawals for certain hardships, subject to approval.

Administrative Expenses

Processing fees and expenses incurred in connection with the purchase or sale of securities are charged against the investment funds whose assets are involved in such transactions.  All direct administrative expenses of the Plan, such as legal, accounting, and certain administrative costs, may be paid or reimbursed by the Company. All other expenses directly relating to participant transactions are deducted from those participant accounts as transactions occur.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend it from time to time, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, the account balance of each affected participant would become non-forfeitable and fully vested.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards CodificationTM (“Codification”).  The Codification supersedes all existing accounting standard documents and becomes the single source of authoritative non-governmental U.S. generally accepted accounting principles.  The Codification did not change U.S. generally accepted accounting principles but reorganizes the literature.  All other accounting literature not included in the Codification is considered non-authoritative.  As of December 31, 2009, the Plan adopted the Codification, and there were no changes to the Plan’s financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the financial statements.

Valuation of Investments

Investments are stated at fair value.  Investments in registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year-end.  The fair value of participation units in pooled separate accounts owned by the Plan are based on quoted redemption values on the last business day of the Plan

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. Summary of Significant Accounting Policies (continued)

year.  Investments in the common stock of BioMimetic Therapeutics, Inc. are valued at their closing price on an established exchange as of December 31, 2009.  Participant loans are valued at their outstanding loan balance which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income, if any, is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

3. Investments

During the year ended December 31, 2009, the Plan’s investments, including gains and losses on investments purchased, sold and held during the year, appreciated (depreciated) in fair value as described in the chart below:

Net appreciation (depreciation) in fair value of investments

Pooled separate accounts……………………….………….	$ 277,962
Mutual funds…………………………………….………….	(29,736)
Common stock of BioMimetic Therapeutics, Inc..…………	30,691
$ 278,917

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008
Pooled separate accounts:
American Funds New Prospective Fund……………………….	$ 113,642	$ —
Davis New York Venture Fund…………..……………………	102,779	—
ING Artio Foreign Portfolio……………………………………	129,108	—
ING Baron Small Cap Growth Fund……………………………	110,824	—
ING PIMCO Total Return Portfolio………………...…………	85,258	—
Mutual funds:
BlackRock Global Allocation Fund…….……………………..	—	73,104
BlackRock Government Income Fund.….…………………….	—	88,768
BlackRock Fundamental Growth Fund……………………….	—	58,048
BlackRock International Value Fund………………………….	—	96,275
BlackRock Large Cap Value Fund…………………………….	—	47,406
BlackRock Value Opportunities Fund……..………………….	—	53,951
Davis New York Venture Fund…………..……………………	—	70,134
Non-participant directed investment: Common stock of BioMimetic Therapeutics, Inc……………..	298,644	—

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4. Fair Value Measurements

As of January 1, 2008, the Plan adopted ASC 820-10, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value hierarchy for assets and liabilities measured at fair value, and requires expanded disclosures about fair value measurements.  The ASC 820 hierarchy ranks the quality and reliability of inputs, or assumptions, used in the determination of fair value and requires financial assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1 — quoted prices in active markets for identical assets and liabilities;

Level 2 — inputs other than Level 1 quoted prices that are directly or indirectly observable; and

Level 3 — unobservable inputs that are not corroborated by market data.

As of January 1, 2010, the Plan adopted ASU 2010-06, Fair Value Measurements and Disclosures - Topic 855.  ASU 2010-06 provides amendments to ASC 820-10 to require new disclosures for transfers in and out of levels 1 and 2, as well as a reconciliation of activity within level 3.  Furthermore, ASU 2010-06 provides amendments that clarify existing disclosures regarding levels of disaggregation and inputs and valuation techniques.

In accordance with ASC 820-10, as amended by ASU 2010-06, the Plan evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period. This determination requires significant judgments to be made by the Plan.

Fair value estimate

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Money market funds – Money market funds are valued at quoted market prices in an exchange and active markets, which represent the net asset value of shares held by the Plan at year-end and are classified as Level 1 investments.

Mutual funds – The shares of registered investment companies, or mutual funds, are valued at quoted market prices in an exchange and active markets, which represent the net asset value of shares held by the Plan at year-end and are classified as Level 1 investments.

Pooled separate accounts – The shares of pooled separate accounts are valued at quoted redemption values in an exchange and active markets, which represent the net asset value of shares held by the Plan at year-end and are classified as Level 2 investments.

Common stocks – The investments in the common stock of BioMimetic Therapeutics, Inc. are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

Participant loans – Participant loans are valued at their outstanding amortized balances, which approximate fair value and are classified as Level 3 investments.

The methods described above may produce a fair value calculation that may not be indicative of net realized value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4. Fair Value Measurements (continued)

The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s assets measured at fair value on a recurring basis as of December 31, 2009:

Assets	Level 1	Level 2	Level 3	Total
Money market funds..............................................	$ 49,337	$ —	$ —	$ 49,337
Pooled separate accounts:
Asset allocation funds.........................................	—	12,742	—	12,742
Balanced funds..................................................	—	73,785	—	73,785
Bond funds........................................................	—	115,704	—	115,704
Global / international funds..................................	—	326,943	—	326,943
Large cap growth funds......................................	—	29,769	—	29,769
Large cap value funds.........................................	—	272,253	—	272,253
Small / mid / specialty funds................................	—	212,129	—	212,129
Stability of principal funds..................................	—	28,251	—	28,251
Total pooled separate accounts........................	—	1,071,576	—	1,071,576
Non-participant directed investment: Common stock of BioMimetic Therapeutics, Inc...	298,644	—	—	298,644
Participant loans.....................................................	—	—	5,500	5,500
	$ 347,981	$ 1,071,576	$ 5,500	$ 1,425,057

The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s assets measured at fair value on a recurring basis as of December 31, 2008.

Assets	Level 1	Level 2	Level 3	Total
Money market funds................................................	$ 41,905	$ —	$ —	$ 41,905
Mutual funds..........................................................	612,421	—	—	612,421
Participant loans......................................................	—	—	784	784
	$ 654,326	$ —	$ 784	$ 655,110

The following table provides a reconciliation of the beginning and ending balances of the investment securities measured at fair value using significant unobservable inputs (Level 3):

Participant loans

Balance at January 1, 2008…..……………………….	$ 3,147
Purchases, sales, issuances and settlements, net……	(2,363)
Balance at December 31, 2008……………………….	784
Purchases, sales, issuances and settlements, net……	4,716
Balance at December 31, 2009……………………….	$ 5,500

5. Income Tax Status

The Company adopted a prototype 401(k) profit sharing plan which received a favorable opinion letter from the Internal Revenue Service on March 31, 2008.  The letter stated that the prototype plan document, as then designed, is in accordance with the applicable sections of the Internal Revenue Code (the “Code”).  The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6. Risks and Uncertainties

The Plan primarily invests in various investment securities which are exposed to various risks, such as market and credit risk.  Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

7. Related Party Transactions

During 2009, certain Plan investments were shares of pooled separate accounts managed by ING Partners, Inc. in the amount of $683,357.  ING Partners, Inc. is the investment custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest.  Commissions paid by the Plan to investment advisors affiliated with ING Partners, Inc. were $5,535 for the year ended December 31, 2009.  The Plan also has investments in common stock of BioMimetic Therapeutics, Inc. and participant loans.

8. Plan Amendments

In December 2009, the Plan adopted an amendment under the Pension Protection Act of 2006.  The amendment included modifications to rollover provisions, automatic contributions, vesting, military reservist distributions and special diversification allowances.  The adoption of this amendment did not materially impact the Plan’s financial statements.

9. Subsequent Events

The Plan Sponsor has evaluated events and transactions that occurred between December 31, 2009 and the issuance date of the report for possible recognition or disclosure in the financial statements.

10. Excess Contributions

The statements of net assets available for benefits include a liability of $21,886 as of December 31, 2008 payable to certain active participants to return excess deferral contributions to them as required by the relevant nondiscrimination provisions of the Plan.

11. Untimely Remittance of Participant Contributions

The Plan Sponsor is required by the Department of Labor’s regulation to remit participant contributions as soon as practicable, but no later than the fifteenth business day following the end of the month in which the amounts were withheld from wages.  Due to a change in trustee and plan administrator at the end of 2008, participant contributions and loan repayments for the pay periods December 5, 2008 through January 30, 2009 were not remitted until February 17, 2009.  The Company plans to correct the lost investment earnings to the applicable participants’ Plan accounts in 2010.  In management’s opinion, all other contributions were remitted timely.

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

12. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements.......	$ 1,606,494	$ 923,249
Less:
Excess contributions payable...............................................	—	21,886
Adjustment.......................................................................	—	635
Net assets available for benefits per the Form 5500...................	$ 1,606,494	$ 945,770

The following is a reconciliation of net increase per the financial statements to the Form 5500:

December 31,
2009
Total net increase per the financial statements..........................	$ 683,245
Less: Excess contributions payable	(21,886)
Adjustment.......................................................................	(635)
Total net income per the Form 5500.......................................	$ 660,724

SUPPLEMENTAL SCHEDULE

BIOMIMETIC THERAPEUTICS, INC. 401(k) PROFIT SHARING PLAN & TRUST

EIN # 62-1786244    Plan # 001

Schedule I, Line 4a – Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2009

Check here if late participant loan repayments are included:     ☒

Participant contributions transferred late to Plan		Total that constitutes nonexempt prohibited transactions
Amount	Original payroll withholding date	Contributions not corrected	Contributions corrected outside VFCP	Contributions corrected in VFCP	Total fully corrected under VFCP and PTE 2002-51

$ 6,730 12/05/2008		$ 6,730 (1)	$ —	$ —	$ —
$ 6,136 12/19/2008		$ 6,136 (1)	$ —	$ —	$ —
$ 14,704 01/02/2009		$ 14,704 (1)	$ —	$ —	$ —
$ 15,846 01/16/2009		$ 15,846 (1)	$ —	$ —	$ —
$ 14,827 01/30/2009		$ 14,827 (1)	$ —	$ —	$ —

(1) Due to a change in trustee and plan administrator at the end of 2008, participant contributions and loan payments for the pay periods December 5, 2008 through January 30, 2009 were not remitted to the Plan until February 17, 2009 due to delays associated with the transition of participants’ accounts to ING Partners, Inc., the Plan’s investment custodian.  The Company intends to correct the lost investment earnings to the applicable participants’ Plan accounts in 2010.  The correction will not have a material effect on the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, BioMimetic Therapeutics, Inc., as Plan Sponsor, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BIOMIMETIC THERAPEUTICS, INC.

401(k) PROFIT SHARING PLAN & TRUST

By: /s/ Larry Bullock

Larry Bullock
Chief Financial Officer

Dated:  June 29, 2010

EXHIBIT INDEX

Exhibit No.	Filed	Description
23.1	(a)	Consent of Independent Registered Public Accounting Firm

                                                                   (a) Filed herewith.